NLS Pharmaceutics Ltd.

The Circle 6

8058 Zurich, Switzerland

January 4, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ada D. Sarmento

Re:	NLS Pharmaceutics Ltd.
Registration Statement on Form F-1
Filed December 20, 2021
File No. 333-261766

Dear Ada D. Sarmento:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, NLS Pharmaceutics Ltd. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. EST on Thursday, January 6, 2022, or as soon as thereafter practicable.

Very truly yours,

/s/ Alexander Zwyer
Alexander Zwyer
Chief Executive Officer

cc:	Sullivan & Worcester LLP